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FOR IMMEDIATE RELEASE


Contact:  Stan Szlauderbach
          VP, Investor Relations and Chief Accounting Officer
          (972) 364-2238


                      AMERISERVE ANNOUNCES FOURTH QUARTER
                        AND FULL YEAR OPERATING RESULTS


         DALLAS, March 24, 1999 - AmeriServe Food Distribution, Inc., the nation's largest foodservice distributor specializing in chain restaurants, today announced fourth quarter 1998 net sales of $2.4 billion, about even with pro forma net sales in 1997. Fourth quarter EBITDA (as defined below) was $34.3 million in 1998 and $38.0 million on a pro forma basis in 1997. The sales performance reflected growth in the existing customer base and the addition of new business, offset by the previously disclosed discontinuance of the Wendy's business in the third quarter of 1998. Adjusting for the discontinued business, net sales would have increased by about $130 million or 5.3% over 1997.

         For the 1998 year, pro forma net sales were $9.1 billion, an increase of $173.4 million or 1.9% over 1997. Pro forma EBITDA was $149.4 million in both 1998 and in 1997.

         "We are very encouraged by the financial results for the year and the strategic customer and restructuring activities we have completed," said John
V. Holten, AmeriServe's Chairman and Chief Executive Officer. "We now have over 75% of our business under long-term contracts. We have converted 50% of our quick service business to the JDEdwards software platform and with our newly constructed and reconfigured centers, 25% of the quick service business sales volume has now been fully consolidated."

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         "Consolidating the AmeriServe, PFS and ProSource operations will yield significant operating efficiencies by increasing both the sales per distribution center and the density of customers' restaurants within a center's delivery range. We will also realize cost savings as we consolidate administrative and other support processes. Despite an aggressive schedule, we continue to hit the targets set in our restructuring plan, and we remain on track to achieve a run rate of $100 million in annual cost savings beginning mid-2000," Mr. Holten continued.

         The following restructuring and other efficiency initiatives have been completed to date:

o Seventeen distribution centers, including seven ProSource centers, have been closed and the business transferred to new or existing facilities. Another 20 closures are planned for the balance of 1999.

o Operations have commenced at three new state-of-the art distribution centers in Orlando, FL, Denver, CO and Memphis, TN. The remaining four additional new centers planned for completion in 1999 are under construction and on schedule.

o Five centers have been expanded and/or reconfigured, and four of the remaining five planned for completion in 1999 are in process and on schedule.

o As a result of the above activities, centers that are complete with respect to consolidation of business represent approximately 25% of quick service net sales. Integration of delivery routes from these centers is now in process.

o Twelve centers (of a final 21 planned) are operating with the new JDEdwards integrated applications software platform, with the remaining nine scheduled to be converted by the third quarter of 1999.

o Plans have been finalized for the integration of ProSource's casual dining operations.

o Administrative support activities continue to be centralized at the new Dallas headquarters facility, including information technology, product supply and finance. The transfer of the majority of support activities from the former ProSource headquarters is scheduled to be completed by the first quarter of 2000.

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      Commenting further on AmeriServe's accomplishments, Mr. Holten said,
"Concurrent with the restructuring activities, we have been working hard to strengthen relationships with our customers. The new or revised contracts we have secured not only help to ensure long-term partnerships, but also provide incentives to boost efficiency and profitability for both parties. These alliances reflect a commitment to work together to drive costs out of the supply chain and improve service to our respective customers.

      Key customer activities have included the following:

o In September 1998, the distribution agreement with Tricon was revised and extended to January 2005, with an option to July 2007. Service to Tricon under this agreement represents $1.7 billion in annual sales.

o During the second half of 1998, long-term (largely five-year) distribution agreements were secured with a substantial majority of franchisees in the Taco Bell system.

o In February 1999, a new replacement distribution agreement was entered into with Arby's Cooperative Purchasing. The contract, which expires December 2003, covers a substantial majority of restaurants in the Arby's system and represents $400 million in annual sales.

o Of our Burger King customer base, almost 80% is now under long-term contracts.

o As a result of the above actions, 75% of AmeriServe's total business is under long-term contracts compared to 45% in mid-1997. About 70% of AmeriServe's total business is currently under contracts with three or more years of remaining term.

o In conjunction with the above actions, AmeriServe now has about 70% of its total business under fixed-fee per case pricing as opposed to percentage mark-up (over cost) pricing. This compares to 25% in mid-1997. This change more closely aligns AmeriServe's profitability to its ability to control distribution costs, and insulates the Company from product cost and mix variability.

o In the course of revising or entering into new contracts, AmeriServe in cooperation with customers has identified supply chain efficiency opportunities benefiting both parties. These include reduced deliveries per week, after-hours delivery, electronic ordering and increasing the time from order to delivery. Also, AmeriServe provides value-added services to customers such as consolidating purchases of low volume

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      items to reduce the cost of these products, and management of freight costs in transporting products from vendors to AmeriServe centers, which reduces the freight component of product costs.

      "Looking ahead, 1999 will be another year of intense restructuring activity, but we are energized by the successes to date. With the ramping-up of network efficiencies and other profitability enhancing initiatives in the third and fourth quarters of 1999, EBITDA growth for the year is expected to approximate 10-15% over 1998. Sales growth should approximate 2%. As the Company implements the value-added services described above, gross margin for the year should approximate 9.0%. As we anticipate the turn of the century, we believe the strategies we have put into motion will allow us to strengthen our leadership position and participate fully in the exciting growth prospects for the chain restaurant industry," concluded Mr. Holten.

      The pro forma results presented in this announcement represent the total combined historical operating results of AmeriServe, the PFS Division of PepsiCo, Inc. (acquired effective June 1997) and ProSource, Inc. (acquired May
1998) for all periods discussed as if the acquisitions had occurred at the beginning of fiscal 1997. Actual results reported on Forms 10-Q and 10-K filed with the Securities and Exchange Commission include the results of the acquired businesses only from their respective acquisition dates as required by the purchase method of accounting.

      EBITDA as discussed in this announcement excludes the impact of restructuring costs associated with the consolidation and integration of the acquired businesses, management fees assessed by an affiliated company and certain operating cost inefficiencies.

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         AmeriServe, headquartered in Dallas, employs approximately 8,000 people. It serves approximately 36,000 quick-service and casual dining restaurants in the United States, Canada and Mexico, including Applebee's, Arby's, Burger King, Chick-fil-A, Chili's, Dairy Queen, KFC, Lone Star Steakhouse, Long John Silver's, Olive Garden, Pizza Hut, Red Lobster, Sonic, Taco Bell, TCBY and TGI Friday's. AmeriServe is a subsidiary of Holberg Industries, Inc., a diversified service company located in Greenwich, CT., with 1998 pro forma sales of more than $10 billion and 20,000 employees.

         AmeriServe's 1998 Annual Report on Form 10-K to be filed on March 25, 1999 will be available on the Internet at www.sec.gov. If you wish to receive a printed copy of the 10-K, please call (972) 364-2238. More information about AmeriServe is available at www.ameriserve.com.

         This press release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Actual results could differ materially from those projected in such forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence or nonoccurrence of anticipated events. Certain factors that could cause actual results to differ materially from projected results can be found in the Management's Discussion and Analysis section in the Company's 1998 Annual Report on Form 10-K, as well as other documents referenced to therein.

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                       AmeriServe Food Distribution, Inc.
                   Results of Operations on a Pro Forma Basis
                                 (in millions)

                                                   THREE MONTHS ENDED                                 YEAR ENDED
                                    --------------------------------------------     ---------------------------------------------
                                    December 26,           December 27,              December 26,             December 27,
                                        1998          %        1997          %           1998           %         1997         %
                                    ------------    -----  ------------    -----     ------------     -----   ------------   -----
Net sales..........................   $2,433.6      100.0    $2,440.1      100.0       $9,081.0       100.0     $8,907.6     100.0

Cost of goods sold.................    2,223.4(b)    91.4     2,217.2       90.9        8,269.6(b)     91.1      8,093.4      90.9
                                      --------      -----    --------      -----       --------       -----     --------     -----
Gross profit.......................      210.2        8.6       222.9        9.1          811.4         8.9        814.2       9.1

Distribution, selling and
    administrative expenses........      184.3        7.6       190.7        7.8          684.9         7.5        675.2       7.6
                                      --------      -----    --------      -----       --------       -----     --------     -----
Operating income before
    depreciation, amortization
    and restructuring and other
    unusual costs..................       25.9        1.1        32.2        1.3          126.5         1.4        139.0       1.6

Cost inefficiencies (a) and
    management fees to Holberg.....        8.4                    5.8                      22.9                     10.4
                                      --------               --------                  --------                 --------
EBITDA as reported.................   $   34.3        1.4    $   38.0        1.6       $  149.4         1.6     $  149.4       1.7
                                      ========      =====    ========      =====       ========       =====     ========     =====


(a) Cost inefficiencies represent management's estimate of operating cost reductions that could be achieved within the distribution networks of AmeriServe (pre-acquisitions) and ProSource, even before savings from the integration of the AmeriServe, PFS and ProSource networks. No amounts were estimated for ProSource for the periods prior to its acquisition, and no amounts were estimated for the PFS network as it was assumed to be reasonably efficient.


(b)   Includes $4.0 million in unusual, one-time charges.